Exhibit (a)(1)(E)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Common Shares (as defined below), and the provisions herein are subject in their entirety to the provisions of the Offer (as defined below). The Offer is made solely pursuant to the Offer to Purchase, dated as of October 21, 2025, and the Letter of Transmittal that accompanies the Offer to Purchase (and any amendments or supplements thereto), and is being made to all holders of Common Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Common Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction.

Notice of Offer to Purchase

All Issued and Outstanding Common Shares

of

Merus N.V.

at

$97.00 per Common Share, in cash

Pursuant to the Offer to Purchase, dated October 21, 2025

by

Genmab Holding II B.V.

a wholly owned subsidiary of

Genmab A/S

Genmab Holding II B.V., a private limited liability company organized under the laws of The Netherlands (“Purchaser”) and a wholly owned subsidiary of Genmab A/S, a public limited liability company organized under the laws of Denmark (“Genmab”), is offering to purchase all of the issued and outstanding common shares, nominal value €0.09 per share (each, a “Common Share,” and collectively, the “Common Shares”), in the capital of Merus N.V., a public limited liability company organized under the laws of The Netherlands (“Merus”), in exchange for an amount in cash equal to $97.00 per Common Share (such amount, the “Offer Consideration”), less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of October 21, 2025 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the letter of transmittal that accompanies the Offer to Purchase (the “Letter of Transmittal,” and together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, the “Offer”).

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M. NEW YORK CITY TIME ON DECEMBER 11, 2025, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The Offer is being made pursuant to the Transaction Agreement, dated as of September 29, 2025, by and among Genmab, Purchaser and Merus (as it may be amended from time to time, the “Transaction Agreement,” and the transactions contemplated thereby, the “Transactions”). Unless the Offer is earlier terminated, the Offer will expire at 5:00 p.m., New York City time, on December 11, 2025 (the “Initial Expiration Time”) or, if the Offer is extended pursuant to and in accordance with the terms of the Transaction Agreement, the date and time to which the Offer has been so extended (the Initial Expiration Time, or such later expiration date and time to which the Offer has been so extended, the “Expiration Time”). In no event shall the Initial Expiration Time occur prior to the date of the extraordinary general meeting of Merus’ shareholders (each, a “Merus Shareholder,” and collectively, “Merus Shareholders”) to be held in connection with the Transactions (the “EGM”), and in the event that Merus does not deliver its Form 10-Q for the third fiscal quarter of 2025 (the “Merus Q3 Form 10-Q”) to Genmab in draft form on or before October 27, 2025 or does not file the Merus Q3 Form 10-Q with the U.S. Securities and Exchange Commission (the “SEC”) on or before October 31, 2025, then the Expiration Time shall occur no earlier than 5:00 p.m., New York City time, on January 23, 2026, unless Genmab’s committed debt financing in connection with the Transactions is consummated in full prior to such date.

If the conditions to the consummation of the Offer are satisfied, Purchaser will commence a subsequent offering period (the “Subsequent Offering Period”) on the first business day after the date at which the Offer expires. During the Subsequent Offering Period, Purchaser will offer to purchase additional Common Shares at the Offer Consideration, less any applicable withholding taxes and without interest, for a period of not less than ten business days.

The Transaction Agreement provides, among other things, that, subject to the terms and conditions set forth therein, Purchaser will (and Genmab will cause Purchaser to), promptly following the Expiration Time (but in any event within two business days following the Expiration Time), irrevocably accept for payment (the time of acceptance for payment, the “Acceptance Time”) and, at the Acceptance Time, pay for (by delivery of funds to Equiniti Trust Company, LLC, the depositary for the Offer (the “Depositary”)), all Common Shares validly tendered pursuant to the Offer and not properly withdrawn as of the Acceptance Time. In addition, the Transaction Agreement provides that beginning on the final date on which Common Shares tendered during the Subsequent Offering Period are accepted for payment and paid for subject to the satisfaction or waiver of certain conditions, Genmab and Purchaser shall be required to effect, or cause to be effected, and Merus and its subsidiaries shall effect, if permissible under applicable law, corporate reorganizational transactions available to Purchaser under Dutch law to ensure that Genmab will own and control Merus from and after the consummation of such transactions (the “Back-End Transactions”). Promptly following the expiration of the Subsequent Offering Period, the listing of the Common Shares on The Nasdaq Stock Market LLC (“Nasdaq”) will be terminated, and the Common Shares will be deregistered under the Securities Exchange Act of 1934, as amended, resulting in the cessation of Merus’ reporting obligations to the SEC with respect to the Common Shares.

If Purchaser consummates the Offer and not all issued and outstanding Common Shares are tendered pursuant to the Offer or during the Subsequent Offering Period, then upon consummation of the Back-End Transactions, each Common Share held by non-tendering Merus Shareholders (each, a “Minority Shareholder”) will be either be cancelled or acquired by Purchaser through a Dutch compulsory acquisition process, and each Minority Shareholder will be entitled to receive, for each Common Share held, either (a) in the case of cancellation, an amount in cash equal to the Offer Consideration multiplied by the number of Common Shares held by such Minority Shareholder immediately prior to such cancellation, less any applicable withholding taxes, including any Dutch dividend withholding tax due in respect of such cancellation, and without interest or (b) in the case of the compulsory acquisition, such amount as determined by the Enterprise Chamber of the Amsterdam Court of Appeals.

The exchange of Common Shares by US holders for the Offer Consideration pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes. See Section 5—“Material United States Federal Income Tax Consequences” and Section 6—“Material Dutch Tax Consequences” of the Offer to Purchase for a more detailed discussion of the tax treatment of the Offer and transactions contemplated by the Transaction Agreement. Each holder of Common Shares should consult with its tax advisor as to the particular tax consequences to such holder of exchanging Common Shares for cash in the Offer.

THE MERUS BOARD RECOMMENDS THAT MERUS SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

The Board of Directors of Merus (the “Merus Board”) has unanimously (a) determined that, on the terms and subject to the conditions set forth in the Transaction Agreement, the Transaction Agreement, the Offer, the Back-End Transactions and the other Transactions to be consummated by Merus are in the best interests of Merus and the sustainable success of its business, having considered the interests of its shareholders, employees and other relevant stakeholders, (b) duly authorized and approved the execution and delivery of the Transaction Agreement, the performance by Merus of its obligations under the Transaction Agreement and the consummation by Merus of the Back-End Transactions and the other Transactions to be consummated by Merus, (c) resolved, subject to the Merus Board’s right, in certain circumstances, to effect an Adverse Recommendation Change (as defined in Section 12—“The Transaction Agreements—The Transaction Agreement—No Solicitation” of the Offer to Purchase), to support the Offer and the other Transactions, to recommend acceptance of the Offer by Merus Shareholders and to recommend that Merus Shareholders vote for approval and adoption of certain matters to be proposed at the EGM or a subsequent EGM, and (d) resolved that Merus shall pursue the Transactions on the terms, and subject to the provisions, of the Transaction Agreement.

Consummation of the Offer is conditioned upon, among other things, (a) the Transaction Agreement not having been terminated in accordance with its terms and (b) the satisfaction or waiver (to the extent permitted by the Transaction Agreement and applicable law) of the following conditions, among other conditions, as of the Expiration

Time: (i) that there shall have been validly tendered in accordance with the terms of the Offer, and not properly withdrawn, a number of Common Shares that, together with the Common Shares then owned by Genmab, Purchaser and their respective affiliates, any Common Shares irrevocably and unconditionally (or conditionally only on the Closing having occurred) sold and committed to be transferred, but not yet transferred, to Purchaser in writing, represents at least eighty percent (80%) of Merus’ issued and outstanding share capital (as such threshold may be lowered pursuant to the Transaction Agreement), excluding from both the numerator and denominator of such percentage determination any Common Shares held by Merus in treasury (the “Minimum Condition”); (ii) that no governmental authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any decision, injunction, decree, ruling, law or order that is in effect and enjoins or otherwise prohibits or makes illegal the consummation of the Offer, the Back-End Transactions (or any component thereof), or the other Transactions (the “Legal Restraint Condition”); (iii) that the relevant waiting period (and any extension thereof) under the HSR Act shall have expired or been terminated; (iv) that the Governance Resolutions and the Back-End Transactions Resolutions (each as defined in Section 12—“The Transaction Agreements—The Transaction Agreement—Extraordinary General Meeting Resolutions to Be Adopted” of the Offer to Purchase) shall have been adopted at the EGM or a subsequent EGM, and in each case, shall not have been revoked, modified or amended in any way at any general meeting of Merus held after the date of the EGM or the relevant subsequent EGM, as applicable; (v) that since September 29, 2025, there shall not have occurred any Company Material Adverse Effect (as defined in Section 12—“The Transaction Agreements—The Transaction Agreement—Extraordinary General Meeting Resolutions to Be Adopted” of the Offer to Purchase); and (vi) that the Employee Clearance (as defined in Section 12—“The Transaction Agreements—The Transaction Agreement—Employee Clearance” of the Offer to Purchase) has been obtained.

The Offer is also subject to other conditions as described in the Offer to Purchase (collectively, the “Offer Conditions”). The Offer is not subject to a financing condition. See Section 16—“Conditions of the Offer” of the Offer to Purchase.

The Transaction Agreement provides that, unless the Transaction Agreement has been terminated in accordance with its terms, Purchaser must, and Genmab shall cause Purchaser to, extend the Offer on one or more occasions in consecutive periods of up to fifteen business days, if, as of the then-scheduled Expiration Time, any Offer Condition is not satisfied or waived, in order to permit the satisfaction of such Offer Condition, except that (a) if Purchaser determines in good faith, after consultation with outside legal counsel, that at any then-scheduled Expiration Time, the Legal Restraint Condition or the Antitrust Approvals Condition (as defined in the Transaction Agreement) is not reasonably likely to be satisfied within such fifteen-business-day extension period, then Purchaser will be permitted to extend the Offer on such occasion for periods of up to twenty business days, (b) if the Minimum Condition remains unsatisfied, but all other Offer Conditions (other than those Offer Conditions that are to be satisfied by action taken at the Acceptance Time) are then-satisfied or waived, Purchaser is not required to (but may elect to) extend the Offer on more than three occasions in consecutive periods of up to fifteen business days (each such extension, a “Minimum Condition Extension”), provided that Purchaser may not extend the Offer pursuant to a Minimum Condition Extension on more than three occasions without the prior written consent of Merus in its sole and absolute discretion, and (c) Purchaser is not required to extend the Offer beyond the “Outside Date” of April 29, 2026, as the Outside Date may be extended pursuant to the terms of the Transaction Agreement. In addition, Purchaser must, and Genmab shall cause Purchaser to, extend the Offer (a) for the minimum period (if any) required by any applicable rule, regulation, interpretation or position of the SEC, the staff thereof or Nasdaq applicable to the Offer or as may be necessary to resolve any comments of the SEC or Nasdaq, in each case, as applicable to the Offer and (b) if, at the then-scheduled Expiration Time, Merus brings or has brought any action to enforce specifically the performance of the terms and provisions of the Transaction Agreement by Genmab or Purchaser, for the period during which such action is pending or by such other time period established by the court presiding over such action, as the case may be.

Subject to the applicable rules and regulations of the SEC, Purchaser expressly reserves the right at any time to, in its sole discretion, waive, in whole or in part, any of the Offer Conditions and to modify or amend the terms of, or conditions to, the Offer (to the extent such waiver, modification or amendment is not prohibited by applicable law or the Transaction Agreement). However, Purchaser will not, and Genmab will cause Purchaser not to (without the prior written consent of Merus in its sole discretion): (a) waive or amend the Minimum Condition; (b) change the Legal Restraint Condition, Antitrust Approvals Condition or the Marketing Period Condition; (c) decrease the Offer Consideration; (d) change the form of consideration to be paid in the Offer; (e) decrease the number of Common Shares sought in the Offer; (f) extend or otherwise change the Expiration Time (except as provided in the Transaction Agreement); or (g) impose additional conditions to the Offer or otherwise amend, modify or supplement any Offer Condition or terms of the Offer in a manner adverse to Merus Shareholders or that would prevent or materially delay the ability of Genmab or Purchaser to consummate any of the Transactions.

Any extension of the Offer will be followed by a public announcement of the extension no later than 9:00 a.m. New York City time, on the next business day after the day on which the Offer was otherwise scheduled to expire, which notice shall also include the approximate number of Common Shares validly tendered and not properly withdrawn as of such date.

In all cases, payment for Common Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) if you are a record holder and you hold Common Shares in book-entry form on the books of Merus’ transfer agent, (i) the Letter of Transmittal, properly completed and duly executed and (ii) any other documents required by the Letter of Transmittal or (b) if your Common Shares are held in “street” name and are being tendered by book-entry transfer into an account maintained by the Depositary at The Depository Trust Company (“DTC”), (i) timely confirmation of a book-entry transfer of such Common Shares (“Book-Entry Confirmations”) into the Depositary’s account at DTC pursuant to the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Common Shares” of the Offer to Purchase, (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (or an Agent’s Message (as defined in Section 2—“Acceptance for Payment and Payment for Common Shares” of the Offer to Purchase) in lieu of the Letter of Transmittal) and (iii) any other documents required by the Letter of Transmittal or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal. Under no circumstances will interest be paid on the Offer Consideration for any Common Shares, regardless of any extension of the Offer or any delay in making payment for the Common Shares.

Common Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Time and, unless accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after December 20, 2025, which is the 60th day after the date of the commencement of the Offer.

For a withdrawal to be effective, a written notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of the Offer to Purchase. If Common Shares have been tendered pursuant to the procedure for book entry transfer as set forth in Section 3—“Procedures for Accepting the Offer and Tendering Common Shares” of the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Common Shares. See Section 4—“Withdrawal Rights” of the Offer to Purchase.

No withdrawal rights will apply to Common Shares tendered during the Subsequent Offering Period and no withdrawal rights apply during the Subsequent Offering Period with respect to Common Shares tendered in the Offer and accepted for payment. See Section 1—“Terms of the Offer” of the Offer to Purchase.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion. None of Genmab, Purchaser, Merus, the Depositary, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations promulgated under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

Merus has provided Purchaser with its shareholder list and security position listings for the purpose of disseminating the Offer to Purchase, the Letter of Transmittal and other related materials to holders of Common Shares. The Offer to Purchase and the Letter of Transmittal will be mailed to record holders of Common Shares whose names appear on the shareholder list provided to Purchaser by Merus and will be furnished, for subsequent transmittal to beneficial owners of Common Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose nominees, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Common Shares.

The Offer to Purchase, the Letter of Transmittal and the other related tender offer documents contain important information. Holders of Common Shares should carefully read such documents in their entirety before any decision is made with respect to the Offer.

Questions or requests for assistance or copies of the Offer to Purchase, the Letter of Transmittal, and other tender offer materials should be directed to the Information Agent at its telephone numbers and address set forth below. Such copies may be furnished at Purchaser’s expense. Additionally, copies of the Offer to Purchase, the Letter of Transmittal and any other material related to the Offer may be obtained at the website maintained by the SEC at www.sec.gov. Shareholders may also contact brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer. Neither Genmab nor Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Common Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding the Offer materials to their customers.

The Information Agent for the Offer is:

501 Madison Avenue, 20th Floor

New York, New York 10022

Shareholders May Call Toll Free:

(877) 750-5838 (from the U.S. and Canada), or

+1 (412) 232-3651 (from other countries)

Banks and Brokers May Call Collect: (212) 750-5833

October 21, 2025